CalAtlantic Group, Inc.

15360 Barrance Parkway

Irvine, California 92618

October 23, 2015

VIA EDGAR

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	CalAtlantic Group, Inc.

Post-Effective Amendment No. 2 on Form S-3 to Form S-4

Filed October 7, 2015

File No. 333-205452

Dear Mr. Ingram:

On behalf of CalAtlantic Group, Inc. (the “Company”), I am submitting this letter in response to the comment received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated October 20, 2015 (the “Comment Letter”) with respect to the filing referenced above (the “Form S-3”). We have reviewed the Comment Letter and our response is set forth below. For your convenience, the heading and paragraph number in our letter correspond to the heading and paragraph number in the Comment Letter.

Exhibit Index, page II-6

1.	Please provide a legality opinion for the rights to purchase Series A Junior Participating Cumulative Preferred Stock. See generally Section II.B.1.g of Staff Legal Bulletin 19 and Securities Act Forms Compliance and Disclosure Interpretation 116.16.

Response

In response to your comment, we are filing an amendment to the Form S-3 to include the requested opinion as to the validity of the preferred share purchase rights.

Jay Ingram

United States Securities and Exchange Commission

October 23, 2015

If you have any questions regarding our response, please contact me at (949) 789-1600.

Sincerely,

/s/ John P. Babel, Esq.

John P. Babel, Esq.
Senior Vice President, General Counsel & Secretary
Standard Pacific Corp.